*mk



13030791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 01 2013

Washington DC 405

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51599

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McNAMEE LAWRENCE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 North Washington Street, Unit 1
(No. and Street)

Boston	MA	02114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Giles McNamee (617) 638-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edelstein & Company LLP
(Name – *if individual, state last, first, middle name*)

160 Federal St., 9th Floor	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GILES W. McNAMEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McNAMEE LAWRENCE SECURITIES, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PATRICIA L. BORZYCH
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 20, 2015

Signature

PRESIDENT

Title

Patricia Borzych

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McNAMEE LAWRENCE SECURITIES, LLC

Statement of Financial Condition

December 31, 2012

edelstein

EDELSTEIN & COMPANY LLP

CERTIFIED PUBLIC
ACCOUNTANTS &
BUSINESS CONSULTANTS

McNAMEE LAWRENCE SECURITIES, LLC

Statement of Financial Condition

December 31, 2012

McNAMEE LAWRENCE SECURITIES, LLC

December 31, 2012

Contents

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3

edelstein
EDELSTEIN & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS
160 Federal Street, 9th Floor
Boston, MA 02110
Tel: 617-227-6161
Fax: 617-589-0530
www.edelsteincpa.com
A Member of AGN International, Ltd.

Independent Auditors' Report

Board of Directors and Member of
McNamee Lawrence Securities, LLC

We have audited the accompanying statement of financial condition of McNamee Lawrence Securities, LLC ("Company"), which is a wholly-owned subsidiary of McNamee Lawrence & Co. LLC ("Parent"), as of December 31, 2012, and the related statements of operations, changes in member's equity and cash flows for the year then ended, that you have filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

MANAGEMENT'S RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair representation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of McNamee Lawrence Securities, LLC as of December 31, 2012, and the related statements of operations, changes in member's equity and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Edelstein & Company LLP

Boston, Massachusetts
February 26, 2013

McNAMEE LAWRENCE SECURITIES, LLC
(a wholly-owned subsidiary of McNamee Lawrence & Co. LLC)

Statement of Financial Condition
December 31, 2012

Assets	
Cash	$ 21,286
Prepaid expenses	3,998
Due from parent, net of reserve of $18,284	116
Total assets	$ 25,400
Liabilities and member's equity	
Liabilities	
Accounts payable	$ 6,860
Accrued expenses	-
Total liabilities	6,860
Member's equity	18,540
Total liabilities and member's equity	$ 25,400

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Note A – Organization and Nature of Business

McNamee Lawrence Securities, LLC (the "Company" or "MLS") is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 ("Act") and is a non clearing member of the Financial Industry Regulatory Authority (FINRA). The Company was created pursuant to the corporation laws of the State of Maine in October 1998. The Company does not carry customer accounts and is accordingly exempt from the Act's rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(i) of that rule.

The Company engages in the investment banking business by providing financial advisory services primarily to institutional customers, advising and arranging capital sourcing, mergers and acquisitions, and providing fairness opinions.

The Company is a wholly owned subsidiary of McNamee Lawrence & Co. LLC ("MLC").

Note B – Significant Accounting Policies

Cash

The Company considers all demand deposit bank accounts to be cash equivalents.

Due from Parent

The Company records a reserve when it is doubtful amounts it is owed will be repaid

Income Taxes

MLC as the sole member has elected to treat the Company as a disregarded entity for income tax purposes and includes the Company's income and deductions in its tax returns. Thus, generally, no provision or liability for federal or state income taxes is included in these financial statements.

The Company's current policy is that taxes due or paid, relating to the filing of the consolidated tax return, will be the sole responsibility of MLC. MLC intends not to have the Company reimburse or be reimbursed for any taxes due or reduction of tax on the consolidated level attributable to the Company. Accordingly, no liability for uncertain tax positions has been reflected in these financial statements.

Note B – Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Evaluation of Subsequent Events

Management has evaluated the effect which subsequent events may have on these financial statements through February 26, 2013, the date these financial statements became available to be issued.

Note C – Related Party Transactions

MLS and MLC have common Officers and Directors which may result in conflicts of interest (such as allocation of employee time and overhead expenses) in the course of their management of the Company's operations.

As of December 31, 2012, MLC owed MLS $18,284. The receivable is non-interest bearing and has no fixed repayment terms. Due to uncertainty of repayment, MLS has fully reserved for the $18,284 as of December 31, 2012.

MLC intends to fund any operating cash needs of the Company through capital contributions at least through 2013. MLC made capital contributions totaling $18,000 for the year ended December 31, 2012, which were not applied against the due from parent receivable. With limited expenses, it is expected the Company will be able to meet its obligations through 2013.

Note D – Net Capital Requirement

As a registered broker/dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital. The Company has elected to use the basic method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness may change on a daily basis.

McNAMEE LAWRENCE SECURITIES, LLC

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

December 31, 2012

edelstein
EDELSTEIN & COMPANY LLP | CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS | 160 Federal Street, 9th Floor Boston, MA 02110 | Tel: 617-227-6161 Fax: 617-589-0530 | www.edelsteincpa.com A Member of AGN International, Ltd.

Independent Auditors' Report
on Internal Control Required by SEC Rule 17a-5

Board of Directors and Member of
McNamee Lawrence Securities, LLC

In planning and performing our audit of the financial statements and supplementary information of McNamee Lawrence Securities, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Edelstein & Company LLP

Boston, Massachusetts
February 26, 2013